Exhibit 99.1

New Gold Announces Appointment of Keith Murphy as Chief Financial Officer

TORONTO, Nov. 30, 2023 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) is pleased to announce the promotion of Keith Murphy to Executive Vice President and Chief Financial Officer, effective January 2, 2024. Mr. Murphy will be succeeding Rob Chausse, who will be retiring at the end of 2023, as previously announced this year.

Keith Murphy is a Chartered Accountant and an executive with over 15 years of experience in finance, primarily within the mining industry. Mr. Murphy joined the Company in 2013 and was promoted to Vice President, Finance in April 2023. Since joining the Company, he has held key responsibilities in the areas of financial reporting, taxation and finance.

"I would like to thank Rob once again for his dedication and contribution to New Gold over the past five years, and especially for his guidance over the last nine months during this transition phase. On behalf of the New Gold family, we wish him all the best," said Patrick Godin, President and CEO.

"I am excited to have Keith join our senior leadership team as Chief Financial Officer. Keith has been with New Gold for over a decade and has progressively assumed more responsibility within the finance team and has been a strong contributor to the overall success of the team. Keith has worked very closely with Rob over the last five years, which has helped ensure a smooth transition into his new role. I look forward to continuing to work closely with Keith as we continue to focus on enhancing our assets' growth profile, optimizing our cost structure, and transitioning to delivering sustained free cash flow," added Mr. Godin.

About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

View original content to download multimedia:https://www.prnewswire.com/news-releases/new-gold-announces-appointment-of-keith-murphy-as-chief-financial-officer-302001398.html

SOURCE New Gold Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2023/30/c9971.html

%CIK: 0000800166

For further information: Ankit Shah, Executive Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 08:00e 30-NOV-23